


vision + partnership

working together to improve women's health worldwide

The Female Health Company
2009 Annual Report


FEMALE CONDOM



UNAIDS


THE FEMALE
HEALTH COMPANY
ASDAQ LISTED [FHCO

Financial Highlights

Net Revenues
In thousands


30,000
25,000
20,000
15,000
10,000
$ 27,543
$ 25,634
$ 19,320
$ 14,824
$ 11,162
2005
2006
2007
2008
2009

Net Income (Loss)
In thousands


8,000
6,000
4,000
2,000
0
-2,000
$ 6,535
$ 4,967
$ 1,694
$ 282
($ 1,356)
2005
2006
2007
2008
2009

Unit Sales
In thousands


50,000
40,000
30,000
20,000
10,000
40,193
34,740
25,900
19,619
13,895
2005
2006
2007
2008
2009

	2009	2008	2007
Net Revenues	**$ 27,543**	$ 25,634	$ 19,320
Net Income	**6,535**	4,967	1,694
Net Income per Common Shares - Diluted	**0.24**	0.18	0.06
Selling, General and Administrative Expenses	**7,006**	7,038	5,864
Weighted Average Common Shares Outstanding - Diluted	**27,807**	27,983	26,399
Preferred Shares Outstanding	**—**	308	529

Years Ended September 30 *In thousands, except per-share data*

Contents

Message from the Chairman and C.E.O.

A year of visionary progress

Partnering with organizations worldwide to improve women's health

2009 was a year of remarkable accomplishments for The Female Health Company. The most important was increasing women's access to Female Condoms through the global availability of the FC2 Female Condom (FC2). Our second-generation advance provides protection against HIV, AIDS, other sexually transmitted infections and unintended pregnancy at a significantly lower price than our original product.

FC2 became globally available about the same time the World Health Organization (WHO) released a tragic fact: **Among women 15 to 44 years of age, HIV/AIDS ranks as the No. 1 cause of death worldwide.**

Thus, the need for Female Condoms is undeniable. FC2 is now the only woman-initiated HIV/AIDS prevention product approved by the U.S. Food and Drug Administration (FDA) and cleared by the WHO for purchase by UN agencies. Used appropriately, FC2 reduces the spread of the HIV virus and, thus, is an additional method to save lives, reduce human suffering and control global health costs due to its preventative nature.

Sustaining a strong financial position enabled development and regulatory approval of FC2 — a multiyear journey — and allowed us to continue worldwide education and programming regarding HIV/AIDS and its prevention. After the FDA approved FC2 in March 2009, all major customers were transitioned to the more affordable second-generation unit. FC2 production capacity expanded in Malaysia to more than 80 million units annually. FC1 production was discontinued in an orderly process in the United Kingdom, where The Female Health Company continues to maintain a significant presence.

Our strong growth resulted in *Fortune* magazine recognizing us among **"America's 100 Fastest Growing Small Public Companies," including No. 1 among health care and No. 8 of all companies listed**.

Additional FY2009 accomplishments include:

- Exclusive of the restructuring charge related to the transition to FC2, a 95 percent increase in operating earnings to $6.2 million, surpassing prior guidance of an increase ranging from 60 percent to 85 percent.
- Earnings per share of $0.24 in FY2009 vs. $0.18 in FY2008, including restructuring charge and tax benefit, an increase of roughly 33 percent.
- Being listed on the NASDAQ stock exchange in July 2009 and joining the Russell® 2000 Index.
- Share price rising 66 percent from $3.05 (9/30/08) to $5.05 (9/30/09).
- Generating $5.7 million in cash from operations during FY2009, ending the year with no debt and with $1.5 million in unused credit lines.

To fulfill our vision, we work with a number of public and community-based organizations throughout the world, which explains our report focus on Vision + Partnership.

I am grateful to our shareholders for their support, our global team and our many partners worldwide. You have helped make our accomplishments possible, and you continue to provide the motivation to expand our capabilities — a seemingly limitless future to fulfill an essential mission. Our company's contribution to prevention is significant, but our vision is only beginning to be realized in reference to the potential to improve women's health worldwide.

O.B. Parrish
Chairman and Chief Executive Officer

Private-public partnerships

Monumental challenges call for creative collaboration

Many years of patient investment came together in 2009 for stakeholders of The Female Health Company, a publicly held company with a commitment to improving public health, particularly for women.

A key milestone was reached in March 2009 when the U.S. Food & Drug Administration (FDA) approved for marketing the second-generation FC2 Female Condom (FC2). The U.S. regulatory "green light" meant that FC2 — which is less expensive to manufacture and therefore more affordable for users — could be distributed in the United States and purchased by the U.S. Agency for International Development (USAID) for distribution in developing countries.

FHC's products are distributed primarily by public health organizations and donor groups in more than 100 countries around the world. USAID for many years has been among the largest international donors supporting condom distribution for HIV/AIDS prevention.

In 2006, the World Health Organization cleared FC2 for bulk procurement by United Nations agencies, and FC2 distribution in countries outside the United States began. The FDA approval is a major milestone in that it opens the door for increased access to protection by women worldwide — not merely in the United States.

What makes FHC products visionary?

As the HIV/AIDS health crisis increasingly takes a disproportionate toll on women, it is important to have a wide range of safe tools and methods to prevent infection. FHC's patented FC Female Condoms (FC1/FC2) are unique in that they are specifically designed as a product whose use is initiated by women. Given that vaccines and microbicides against HIV are not available, the increasingly affordable FC2 is an important option for women and their partners wanting a method of prevention.

A commingling of public and private efforts has existed for many years, but monumental economic challenges call for greater collaboration among governments, donor organizations, not-for-profits and corporations.

"In the past 15 years," according to a recent report in *The Wall Street Journal*, "nonprofits and private foundations have assumed larger roles in providing social services." The article documented a "greater willingness of various governments to team with nonprofits and donors to address major social problems."[1] "There's a ton of pent-up demand in the investment community to put money into ways that generate a significant financial return alongside social impact," according to the Acumen Fund, a nonprofit global venture fund.[2]

One U.S. government-funded program, the President's Emergency Plan for Aids Relief (PEPFAR), is credited with helping save an estimated 1.2 million lives by expanding access to HIV treatment.

Global public-sector agencies, country governments, and public and private donors have been instrumental in helping the Female Condom gain acceptance. In addition to USAID, FHC has worked closely in public-private partnership with the United Nations Population Fund (UNFPA) and a wide array of bilateral aid agencies, private foundations and international nongovernmental organizations (NGOs) committed to advancing women's access to HIV prevention.

Education programming is critically important for successful and sustainable FC2 country introductions. FHC provides technical support to governments and not-for-profit public sector health agencies on how to introduce FC2 and how to educate women effectively on discussing prevention with their husbands and partners.

"For more than 20 years, The Female Health Company has believed in the power of public-private partnership, and in the principle of doing well by doing good," explained Dr. Mary Ann Leeper, FHC senior strategic advisor and formerly the company president. "We are excited that years of effort in making the Female Condom affordable to prevention programs and accessible to women is starting to show measurable results — results that can save lives.

"The basic tenet of how we've operated over the years," Leeper continued, "is that we couldn't do it alone. We needed the support of country governments, donors and NGOs to bring the FC Female Condom to women where they live, and to get the message to them on how and why to use the Female Condom."

[1] Banjo, Shelly. "Is It Public, or Is It Private?" *The Wall Street Journal*, November 9, 2009.

[2] Weidner, David. "Meet Gordon Gekko's Grandchildren: Finding market-based solutions to social and economic ills," *The Wall Street Journal*, December 11, 2009.


Marcha mundial
de mujeres
respondiendo al Vih y al sida
responding to HIV and AIDS
International Women's March
¡Todas las
MUJERES,
Todos los
DERECHOS!

"...We needed the support of country governments, donors and NGOs to bring the FC Female Condom to women where they live, and to get the message to them on how and why to use the Female Condom."


YOUNG WOMEN'S CHRISTIAN ASSOCIATION
ALLIANCE NATIONALE DES UNIONS
CHRETIENNES FEMININES
(Y.W.C.A - U.C.F) Branche Yaoundé II
La Foi en Action


Population Council
International Workshop of UNAIDS Inter-Agency Task Team
condom Planning (IATT/CCP)

Top photo: Advocates gather for a women's rights march at the International AIDS Conference in Mexico City.

Center photo: Members of the Strategic Planning Writing Team - YWCA Cameroon, August 2009. FHC provided assistance for the team's strategic planning process in the sphere of reproductive health.

Bottom photo: Attendees at a UNAIDS field support meeting in Dakar, Senegal, in December 2008. FHC discussed tools for those interested in conducting situation analyses and strategic planning documents at the country level.


Shifting from FC to FC2
The Malawi Experience
UNFPA
Sandra Mapemba
National Condom Programming Coordinator -
UNFPA



Photo above: To assist in making the transition from FC to FC2, FHC invited guest speaker Sandra Mapemba, who works with the UNFPA in Malawi.

Photo left: Mapemba, with Dr. Monica Sweeney, assistant commissioner for HIV/AIDS Prevention and Control for the NYC Department of Health (*far left*), and Dr. Blayne Cutler, director, HIV Prevention Program (*center*) at the New York event.

Bottom left: Illustration accompanying a podcast on safe sex and FC2. The podcast can be downloaded at <http://sexreally.com/the-show/female-condom-could-it-be-you>.

Below: "Which Woman Are You?" poster, part of the education materials and contraception action kit distributed by the NYC Department of Health and Mental Hygiene.


She's confident,
she's fun, she's sexy...
and she's always safe.
The NEW
Female Condom


Which
woman
are you?
IUD
Condoms
Cervical Cap
The Pill
Shots
Diaphragm
The Patch
Female Condom
Vaginal Ring
Find out which birth control method is right for you. Talk to a healthcare provider, visit a family planning clinic, or call the Women's Healthline at 311.
TAKE CONTROL
The choice is yours
Only condoms can prevent HIV and other sexually transmitted diseases.
NYC Health

Launching FC2 in the United States

From Africa to America, proven strategies for prevention transcend national boundaries

The FDA's approval of FC2 provides new impetus for FHC to work with U.S. public health agencies, particularly in large cities and regions with relatively high rates of HIV and sexually transmitted infections, to add FC2 to their prevention programs.

In the fall of 2009, FHC launched its FC2 implementation strategy for large cities such as Atlanta, Washington, D.C., San Francisco, Chicago and Los Angeles. These cities are well-positioned to make effective prevention methods available to hospitals, clinics and community-based organizations, and to local screening centers for HIV and other sexually transmitted infections (STIs).

New York City has been a leader among U.S. municipalities in HIV and STI prevention, having distributed FC and now FC2, along with millions of male condoms across the city. "It is important to find cost-effective ways to ensure access to safe and effective HIV prevention," according to Dr. Monica Sweeney, assistant commissioner, NYC Department of Health, Bureau of HIV/AIDS Prevention and Control. Dr. Sweeney said the FDA approval represents another step to "help us make continued progress in reducing New York City's HIV infection rate."

To assist urban public health agencies in making a successful transition to FC2, FHC participated in a daylong seminar in mid-November, attended by health educators from the city's five boroughs. The New York event featured a talk by Sandra Mapemba, who works with the United Nations Population Fund (UNFPA) in Malawi. Mapemba has written numerous papers and lectured frequently on reproductive health issues. "We've been using FC2 in Malawi since the end of 2006," she noted. Mapemba presented the results of transitioning to FC2, including acceptance of the new device and lessons learned in the transition. Her message was consistent with feedback from programs in the United States and other countries.

Government support is especially useful to reassure people of product safety, she said. Governments can endorse programs and help build awareness of vital health issues, which is what happened in her nation. In addition, the cost of a packet of two FC2 Female Condoms is only 25 cents for Malawi women because the product is government- and donor-subsidized. Prevention, after all, is much less expensive than ongoing HIV/AIDS treatment, which can last for many years.

Rebecca Kizaric, who implements U.S. training for FHC, is addressing the need for effective U.S. programming to accompany the introduction of FC2 across the United States. "We are organizing a train-the-trainer system in several U.S. cities," she said. "We are identifying key public health advocates within a community. They will become lead trainers, cascading key messages about FC2 and prevention to others in their communities."

Mapemba emphasized that simply releasing a product isn't enough. "The commodity approach on its own is not really going to work without programming, in terms of training and promotion," she said.

The FC2 rollout in the United States is targeted initially in regions with high HIV/AIDS case rates. The rate is significantly higher, for example, in the South than in other U.S. regions. Thus, Mary Ann Leeper, FHC's senior strategic advisor, discussed the need for Female Condoms and woman-initiated prevention at the Southeastern Urban Initiative for Reproductive Health in Atlanta. The event, which took place in October, brought together a coalition of reproductive health advocates calling for increased funding for HIV prevention.

"Access to FC2 could help millions of American women negotiate safer sex with their partners," Leeper said. "Safer sex is more likely when women and men have access to more prevention methods."

Women represent a growing proportion of Americans living with HIV and AIDS, according to data from the U.S. Centers for Disease Control (CDC). African-American and Latino women are disproportionately affected, with African-American women accounting for 66 percent of new AIDS cases among American women, while Latino women are five times more likely than white women to be diagnosed with AIDS.

"Statistics show that HIV is becoming a women's pandemic around the world," Leeper emphasized. "Sadly, in the United States, it has become a leading cause of death among African-American and Hispanic women."

The Female Condom offers protection against a number of sexually transmitted diseases, not only HIV. The CDC in the United States estimates there are 19 million cases of new sexually transmitted diseases (STDs) annually. Almost half of the infections strike young people 15 to 24.

FHC in the business of saving lives

Media shines spotlight on growth and board quality

Building a financially strong company is important for fulfilling the social mission of The Female Health Company.

FY09 business developments demonstrate a consensus about the value FHC delivers to investors as well as to women throughout the world:

***Fortune* magazine named FHC one of "America's 100 Fastest Growing Small Public Companies."** In July 2009 the magazine ranked FHC first among health-care companies, first among six Illinois-based businesses and eighth of all companies listed.


FORTUNE
SMALL BUSINESS
100
America's one hundred hottest small-cap companies

"We were thrilled that *Fortune* recognized our core strengths and growth potential," O.B. Parrish, FHC chairman and C.E.O., said. "We remain dedicated to achieving an essential social mission — providing women with access to the Female Condom, which is the only safe and effective method of HIV prevention that women can initiate and control."

Less than a fortnight before publication of the *Fortune* small business rankings, FHC announced it had been added to the Russell 2000® Index. In late June, the Russell Investment Group reconstituted its comprehensive set of U.S. and global equity indices. Viewed as the benchmark for small-cap companies, the 2000 index is composed of companies 1001 through 3000 within the Russell 3000.

In FY09, the company joined the NASDAQ exchange. Parrish presided over the opening bell July 8 to celebrate the company's switch, with the new stock symbol, FHCO.

In October, *Crain's Chicago Business* named FHC to its Best Board list, with a No. 3 ranking. "The eight-member board of directors receives no annual retainer, earning $1,000 per meeting and stock options instead," the business weekly reported. The magazine also noted that, with FC2, the company is reducing prices and expanding its customer base.

In addition, the company received a number of positive mentions in 2009 by analysts, particularly from **socially responsible investment (SRI) funds**. Adam Strauss, portfolio manager of the Appleseed Fund, an SRI fund, said, "FHC is in the business of saving lives, and you don't get more socially responsible than that."

HIV/AIDS statistics show continuing need for prevention

The incidence of HIV/AIDS remains at high levels, thus confirming the need for effective public health strategies and preventative products such as the Female Condom.

According to UNAIDS:

- Worldwide cases of HIV reached an estimated 33.4 million, an increase more than 20 percent higher than 2001 and a roughly threefold increase from 1990.
- New HIV infections worldwide in 2008 reached an estimated 2.7 million.
- Deaths due to AIDS worldwide in 2008 totaled 2 million people.

Fortunately, the HIV/AIDS pandemic has stabilized, rather than increased, in many regions of the globe. Prevalence continues to increase, however, in Eastern Europe and Central Asia and in other parts of Asia due to a high rate of new HIV infections. Sub-Saharan Africa remains the most heavily affected region, accounting for 71 percent of all new HIV infections in 2008.

AIDS remains a major global health priority, and the UNAIDS Outcome Framework 2009-2011 lists nine priority areas. Three that pertain especially to women:

- We can reduce sexual transmission of HIV.
- We can prevent mothers from dying and babies from becoming infected with HIV.
- We can stop violence against women and girls.

Source: WHO Library Cataloguing-in-publication Data AIDS epidemic update: November 2009. "UNAIDS/09.36E / JC1700E".


fhc
FHCO
NASDAQ
LISTED

Photo above: FHC C.F.O. Donna Felch (*third from left*) and C.E.O. O.B. Parrish (*center*) on July 8, 2009, celebrating the company's switch to the NASDAQ market.

Photo right: Ilze Smit of the Universal Access for Female Condoms campaign at the youth pre-conference at the International AIDS Conference in Mexico City.

Below: Detail from the July 2009 issue of *Fortune* magazine, reporting on America's Fastest Growing Small Public Companies.


FEMALE
CONDOMS
4 ALL!

America's 100 Fastest Growing Small Public Companies

Female Health Ranked **8th** for 2009

THE FEMALE HEALTH COMPANY

RANK	COMPANY	INDUSTRY
8	**FEMALE HEALTH** Chicago	**Healthcare**

Source: Fortune.com





Top photo: Expanded Malaysian manufacturing facility now has 10 lines in operation.

Bottom: Demonstrating the FC2 Female Condom.

Photo opposite page: High-volume water leak testing is part of Quality Assurance, an integral part of the manufacturing process.

FHC expands FC2 manufacturing capacity by 150%

Keeping ahead of growing global demand

FHC began to expand production in Asia shortly after receiving marketing approval in March 2009 from the FDA for the second-generation FC2 Female Condom.

FHC added six new lines to the existing four in the facility situated in Selangor, D.E., Malaysia. Each line has the capacity to produce approximately 7.5 million FC2 condoms annually. The 150-percent expansion in Malaysia was completed near the end of FY09.

As a result, FC2 manufacturing capacity now exceeds 80 million, compared to 30 million units in the Malaysian facility prior to expansion. The company fulfilled outstanding orders for FC1 in FY09, and all current and future orders are being fulfilled with FC2.

"We were able to quickly and economically scale up our production facilities, because the cost and time of process development had already been completed," said Mike Pope, FHC vice president of global operations. "We negotiated cost savings with our equipment suppliers in return for orders for multiple machines. All capital expenditures were funded internally, and FHC remains debt-free."

Global demand for Female Condoms continues to grow, with total sales of FHC units rising 16 percent in FY09.

In FY09, the company sold 40.2 million units compared with 34.7 million units in FY08. FC1 production capacity restrained the total growth rate in FY09, but future orders and unit shipments will be fulfilled with the second-generation product. Each of the 10 FC2 production lines in Malaysia runs for approximately 12 hours per day. In a week, the facility can produce more than 1 million FC2 units.

FC2 is simpler and less costly to produce, particularly for high-volume production runs. FC2 is made of a nitrile polymer and is formed by dipping, in contrast to the first-generation unit, which was made by welding multiple components of polyurethane. The FC2 process is much simpler and more automated than was used in manufacturing the polyurethane-based FC1.

"The introduction of a new material and a different manufacturing process for FC2 has resulted in significantly reducing costs," explained FHC Chief Financial Officer Donna Felch. "This is a win-win for both women and the company."

The FDA-approved manufacturing process is subject to periodic inspections by the FDA as well as the U.K.-based "notified body," which is responsible for accreditation by the Council of Europe and International Standards Organization. The Malaysian production facility, systems and records have been audited by the FDA, USAID and the World Health Organization, as well as by regulatory authorities from other nations and regions, such as Brazil and the European Union. In all cases, the facility has met the regulatory standards.

"FHC discontinued production of FC1 in an orderly process in the United Kingdom," said Pope. "All of FHC's Female Condom production is now in Asia." FHC also manufactures FC2 units with Hindustan Lifecare Limited (HLL), FHC's partner in India.



Delivering strong SUPPORT worldwide

Partnering with national and international organizations for effective prevention programs

Bringing about sustained improvements in reproductive health requires a comprehensive approach. The Female Health Company has been providing support by combining product innovation along with education on proper use of FC1 and FC2 for years.

In addition, FHC strongly advocates for an integrated prevention distribution program that includes both male and female condoms in outreach plans in countries throughout the world.

Formerly known as the Global Public Sector team, FHC's SUPPORT group adopted a new name in FY09 to convey the wide range of assistance it provides to governments, nongovernmental organizations (NGOs), community-based organizations (CBOs) and other groups. Team members are based on multiple continents and partner with a broad range of organizations, including the United Nations Population Fund (UNFPA) and other UN agencies, Population Services International (PSI), country governments and local support groups. Partnering with national and international organizations is essential for effective prevention programs.

Katy Pepper, based in Cape Town, South Africa, supervises the SUPPORT team.

"Our scope is broader than a focus on distribution of Female Condoms per se," Pepper noted. "Members of our team are involved in reviewing, developing and supporting HIV prevention strategies and plans, and ultimately helping implementation of these facets of reproductive health care."

FHC has a SUPPORT program advisor for each global region, providing technical assistance to organizations interested in including the FC2 Female Condom in their prevention work. Program advisors include Simone Martins (South and Central America, and the Caribbean), Taina Nakari (Europe/East and West Africa), Gislaine Ada Ngaska (Central and Southern Africa) and Esther Bayliss (Asia/Pacific and SUPPORT documentation officer).

Maya Gokul, SUPPORT trainer, is based in Durban, South Africa, and travels throughout Africa, Asia and Latin America providing train-the-trainer sessions. SUPPORT identifies key influencers in each country, and teaches them to instruct others, thus cascading key messages on reproductive issues and protection. In addition, Esther Bayliss, as the documentation officer, manages FHC information requests by providing tools and materials to organizations as needed.

What follows is a brief summary of 2009 SUPPORT activities:

The Americas

In preparation for introducing FC2 in **Brazil**, the National Health Surveillance Agency visited the FHC production facility in Malaysia and bestowed the certification of Good Manufacturing Practices (GMP). FHC is the first female condom manufacturer to obtain GMP certification, a prequalification for participating in national tender/bidding processes. Semina, FHC's commercial distributor in Brazil, has begun promoting FC2 in municipalities, with state health secretaries and to AIDS program leaders.

Ecuador approved FC2 early in FY09 under the brand name, Femy. SUPPORT has been working with UNFPA Ecuador, providing technical assistance to the National AIDS Program technical staff in the development of a plan to strengthen the male condom program and integrate FC2 with existing strategies.

Similar SUPPORT work is ongoing in **Peru**, **Uruguay**, **Costa Rica** and the **Caribbean**.

In August, SUPPORT met with key stakeholders in **Mexico** to work on the development of a strategic plan for the introduction of FC2. Representatives of multiple organizations —




AIMAS



Support

Building Reproductive Health Programs Worldwide

Top photo: An outreach activity geared to at-risk youths in St. Lucia. SUPPORT collaborates with Population Services International/Caribbean and other organizations to strengthen HIV/AIDS prevention activities.

Second from top: In India, community-based distributors participate in training workshops to learn ways to promote and effectively demonstrate usage of the FC2 Female Condom.

Third from top: In French, AIMAS stands for Ivory Coast Social Marketing Agency. SUPPORT and AIMAS organized training with funding from UNFPA Ivory Coast.

Bottom photo: A train-the-trainers session held in South Africa.




CARE


CARE

Top photo: Peer educators distribute packets of Female Condoms. FC2 is socially marketed through a peer education network in India.

Bottom: Malawi beauty shops are among the convenient locations where women can learn about reproductive health and procure FC2.

including Mexfam, PSI, Population Council, the National Center for AIDS Control and Prevention, National Center of Gender Equity and Reproductive Health, UN agencies, as well as Balance, Mexicanas en Acción Positiva and Colectivo Sol — contributed their experience. The task force awaits approval of FC2 to initiate an action plan for successful introduction.

Africa

About 60 percent of the world's people living with HIV/AIDS live in sub-Saharan Africa. Although the region has made great progress in expanding AIDS treatment, new infections still outpace the numbers of people on the life-saving drugs.[1] The Female Condom is gaining recognition as another important tool to reduce HIV prevalence.

South Africa has the world's largest HIV-positive population, totaling nearly 6 million persons. SUPPORT has provided ongoing technical assistance to the condom distribution program in South Africa. Health professionals — including doctors, nurses, health educators and counselors — have been trained by SUPPORT in male and female condom promotion for use in seven provinces. SUPPORT also provides ongoing assistance for data collection and management information systems, thereby helping to ensure information on supplies within the country.

In **Nigeria** — Africa's most populous nation — FC2 was launched under the brand name "Elegance" in June 2009. SUPPORT has been in discussions on condom strategy, distribution and other issues with Universal Access to Female Condoms, the Federal Ministry of Health and UNFPA in Nigeria. In addition, SUPPORT in 2009 also participated in a Regional Training Institute in Lagos, organized by the Young Women's Christian Association (YWCA).

SUPPORT held a train-the-trainers workshop in **Ethiopia** in July, the same month FC2 was registered in the East African nation. FHC met with partner organizations to plan distribution to family planning and HIV/AIDS prevention clinics, university students, sex workers and through NGOs.

[1] "UN: HIV spreading faster than treatment in Africa," October 1, 2009, *Mail & Guardian*


CARE
female condoms
PSI/MALAWI
for women who choose to CARE

Above: A promotion for Care, the brand name FC2 goes by in Malawi.

Bottom left: FHC is using a creative array of communications vehicles to spread the word about the FC2 Female Condom. This compact disc is being distributed in U.S. training kits and is proving useful for provider information sessions.

Bottom right: Compact disc produced for the International AIDS Conference in Mexico City.


FC2
FEMALE CONDOM®
UNAIDS

In **Kenya**, SUPPORT participated in a Day of Dialogue in March in Nairobi to share results of a study on female-initiated HIV prevention methods. Population Council and Liverpool Voluntary Counselling and Testing Centre conducted the study. SUPPORT continues to provide technical assistance on strategic planning and information on Female Condom distribution.

Sierra Leone, **Rwanda**, **Malawi**, **Cameroon** and **Uganda** also have ongoing FC2 Female Condom programs supported by FHC.

Asia/Pacific

In **India**, the Hindustan Lifecare Family Planning Promotion Trust is socially marketing FC2 through NGOs in four states with high rates of HIV. PSI, in partnership with UNFPA India, is promoting FC2 in another five states. In addition, male clients of sex workers are being actively engaged in activities to promote Female Condom usage.

SUPPORT has been working in **Thailand**, **Myanmar** and **Cambodia** in planning FC2 training workshops and introduction activities. Stakeholder meetings, information-sharing meetings and program development work with government agencies are ongoing activities initiated by SUPPORT in **Papua New Guinea** and **Indonesia**.

"Our challenge is to reach out to country governments and NGOs to support and facilitate the integration of the FC2 Female Condom into their very necessary and important prevention programs," said Katy Pepper.


this CONDOM CASE
UNFPA
UNAIDS
FEMALE CONDOM
fc2

Top: FHC participates actively in conferences and workshops worldwide. This condom kit was produced for the International AIDS conference in Mexico City.

Lower left: Semina, which is FHC's commercial distributor in Brazil, produced the *Chegou a Camisinha Feminina!* brochure. The brochure is being distributed to health centers and clinics, thereby helping generate demand for FC2 in South America's largest country.

Lower right: Sex and good health are not contradictory, even in the age of AIDS. The "Safer is Sexy" postcard is being included in information kits distributed to U.S. trainers and consumers.


Chegou a Camisinha Feminina!
pegue no seu posto de saúde
UM JEITO PRÁTICO E SEGURO DE AMAR!
semina


Safer is Sexy!

Financial Review

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995

The statements in this report which are not historical fact are "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon the Company's current plans and strategies, and reflect the Company's current assessment of the risks and uncertainties related to its business, and are made as of the date of this report. The Company assumes no obligation to update any forward-looking statements contained in this report as a result of new information or future events, developments or circumstances. Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. The Company's actual results and future developments could differ materially from the results or developments expressed in, or implied by, these forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following: product demand and market acceptance; competition in the Company's markets and the risk of new competitors and new competitive product introductions; the Company's reliance on its international partners in the consumer sector and on the level of spending on the Female Condom by country governments, global donors and other public health organizations in the global public sector; the economic and business environment and the impact of government pressures; risks involved in doing business on an international level, including currency risks, regulatory requirements, political risks, export restrictions and other trade barriers; the Company's production capacity, efficiency and supply constraints; and other risks detailed in the Company's press releases, shareholder communications and Securities and Exchange Commission filings, including the Company's Form 10-K for the fiscal year ended September 30, 2009. Actual events affecting the Company and the impact of such events on the Company's operations may vary from those currently anticipated.

Overview

The Female Health Company ("FHC" or the "Company") manufactures, markets and sells the FC2 Female Condom, the only currently available product under a woman's control that is approved by the US Food and Drug Administration (FDA). FC2 provides dual protection against unintended pregnancy and sexually transmitted infections ("STIs"), including HIV/AIDS. In October 2009, the Company completed the transition from its first generation product, FC1, to its second generation product, FC2, and production of FC1 ceased. Although FC1 production has ceased, the Company retains its ownership of certain worldwide rights to FC1, as well as various patents, regulatory approvals and other intellectual property related to FC1.

During 2003, the Company began development of its second generation Female Condom, FC2, which was completed in 2005. In August 2006, after a stringent technical review, the World Health Organization cleared FC2 for purchase by UN agencies. The first substantial sales of FC2 occurred in the second quarter of fiscal 2007. On March 10, 2009, FC2 received FDA approval as a Class III medical device. FC2 became available in the United States in August 2009. FDA approval also enabled the U.S. Agency for International Development (USAID) to procure FC2 for distribution for global HIV/AIDS prevention programs. In addition to FDA approval, the FC2 Female Condom has been approved by other regulatory agencies, including the European Union, India and Brazil. From its introduction through September 30, 2009, nearly 40 million FC2 Female Condoms have been distributed in 105 countries. The FDA approval permitted the Company to transition from FC1 to FC2. The last shipment of FC1 was produced in October 2009. All current and future orders will be for FC2.

Revenues. Most of the Company's revenues have been derived from sales of the FC Female Condoms (FC1 and FC2), and are recognized upon shipment of the product to its customers. Beginning in fiscal 2008, revenue is also being derived from licensing its intellectual property to its business partner in India, Hindustan Lifecare Limited. Such revenue appears as royalties on the Audited Consolidated Statements of Income for the years ended September 30, 2008 and 2009.

The Company's strategy is to develop a global market and distribution network for its product by maintaining relationships with public sector groups and completing partnership arrangements with companies with the necessary marketing and financial resources and local market expertise. The Company's customers include the following:

- The Company sold the FC1 Female Condom to the global public sector under the umbrella of its agreement with UNAIDS. This agreement facilitated the availability and distribution of the Female Condom at a reduced price based on the Company's cost of production. The most recent price per unit ranged between £0.42 and £0.445 (British pounds sterling), or approximately $0.76 to $0.81, depending on contractual volumes. With the completion of the transition from FC1 to FC2, the Company's agreement with UNAIDS to supply FC1 to developing countries will not be renewed. The Company has elected not to enter into long-term agreements to supply FC2 to global agencies, and instead intends to provide uniform, volume-based pricing to such agencies.
- During fiscal 2009 and fiscal 2008, the Company sold FC1 Female Condoms to USAID for use in USAID prevention programs in developing countries. In the fourth quarter of fiscal 2009, USAID transitioned to FC2 and, through its procurement agent, John Snow, Inc., placed its first FC2 order for 12 million units.
- The Company has sold the FC Female Condoms (FC1 and FC2) in the United States to city and state public health clinics as well as not-for-profit organizations such as Planned Parenthood.

Occasionally, significant quarter-to-quarter variations may occur due to the timing and shipment of large orders, not from any fundamental change in the Company's business. Because the Company manufactured FC1 in a leased facility located in London, England, and FC2 in a leased facility located in Malaysia, a portion of the Company's operating costs are denominated in foreign currencies. While a material portion of the Company's future sales are likely to be in foreign markets, all sales are denominated in either British pounds sterling or US dollars. Manufacturing costs and sales to foreign markets are subject to normal currency risks associated with fluctuations in the exchange rate of the Malaysian ringgit (MYR) relative to British pounds sterling, and British pounds sterling relative to the US dollar. In July 2009, the Company contributed capital to a subsidiary to reduce its exposure to future currency gains or losses between the entities. Management continues to evaluate the Company's commercial transactions and to evaluate whether employing currency hedging strategies is appropriate.

While our second generation product, FC2, generally is sold at a lower price per unit than FC1 was, FC2 is produced at a lower cost than FC1 was, and sales of FC2 generally have a higher gross margin than FC1 had. As a result, changes in the sales mix of FC2 as compared to FC1 affect our net revenues and gross profit.

Expenses. The Company manufactured FC1 at its facility located in the United Kingdom and manufactures FC2 at its facility located in Selangor D.E., Malaysia. The Company's cost of goods sold consists primarily of direct material costs, direct labor costs and indirect production and distribution costs. Direct material costs include raw materials used to make the Female Condom, principally polyurethane for FC1 and a nitrile polymer for FC2. Indirect product costs include logistics, quality control and maintenance expenses, as well as costs for helium, nitrogen, electricity and other utilities. All of the key components for the manufacture of the Female Condom are essentially available from either multiple sources or multiple locations within a source.

The Company has experienced increased costs of products, supplies, salaries and benefits, and increased general and administrative expenses. In both fiscal 2008 and fiscal 2009, the Company has increased selling prices wherever possible to offset such cost increases.

As noted above, the Company's manufacturing costs are subject to currency risks associated with changes in the exchange rate of the Malaysian ringgit (MYR) relative to British pounds sterling and British pounds sterling relative to the US dollar. To date, the Company's management has not deemed it appropriate to utilize currency hedging strategies to manage its currency risks.

On August 5, 2009, the Company announced to its UK employees that the Company would evaluate the future of its UK facility following the decision of two of its largest customers to switch their purchases from the first generation product, FC1, manufactured in the UK facility, to the second generation product, FC2, which is manufactured in Malaysia. As is required by British labor law, the Company went through an evaluation process, working in tandem with employee representatives, in which various manufacturing alternatives were considered. As the process failed to identify a satisfactory alternative, the facility's manufacturing operations ceased in October 2009, when the final FC1 orders were shipped. The evaluation process concluded in late November 2009, when employees received their termination payments. In fiscal 2009, the Company incurred a one-time charge of $1,496,624 for restructuring costs related to the cessation of FC1 manufacturing at its UK facility.

All of the Company's other UK operations will continue without interruption. The functions include, but are not limited to, global sales and marketing of the Company's Female Condom, management and direction of Global Manufacturing Operations, management and direction of the Global Technical Support Team and product development.

Subsequent to the end of fiscal 2009, the Company received an offer from the new owner of the property to surrender its existing UK facility lease, which would have expired in December 2016, in exchange for a surrender fee and a new short-term lease. On November 2, 2009, the Company entered into the new lease and related agreements. The rent under the new lease remains approximately $488,100 annually and the Company deposited the amount of one year's rent upon execution of the new agreement. In connection with the new lease, the Company made an initial lease surrender payment of approximately $986,940. An additional lease surrender payment of approximately $493,470 will be due on or before February 2, 2010. From a cash-flow perspective, replacing the previous lease at this time eliminates future payments of approximately $4.3 million (for rent and related expenses) over the remaining term of the previous lease, producing a positive net impact of $2.8 million (after deducting the lease surrender payments). The new lease expires on the earlier of (1) at least three months after the landlord provides a notice of termination, but in any event not before May 2, 2010, and (2) November 2, 2010. The lease buyout and related expenses resulted in a one-time charge of approximately $1.7 million, net of the recognition of deferred gain on the sale of the facility of $658,000, that is being recognized as incurred in fiscal 2010.

Operating Highlights. The Company's net revenues have increased steadily in recent periods. The Company had net revenues of $27,543,341 in the fiscal year ended September 30, 2009, as compared to net revenues of $25,634,126 in the fiscal year ended September 30, 2008. The Company's fiscal 2009 unit sales and net revenues were limited by FC1 capacity constraints and increased demand by customers who had not transitioned to FC2. The Company elected not to invest in the expansion of FC1 production capacity in view of the probable cessation of FC1 production, given FDA approval of FC2. In fiscal 2009, FC2 comprised 51 percent of the units sold compared to 40 percent in fiscal 2008. All current and future orders will be for FC2.

The Company generated cash flow from operations of $5,747,114 for the fiscal year ended September 30, 2009, and $4,244,398 for the fiscal year ended September 30, 2008.

The Company had net income attributable to common stockholders of $6,455,662 or $0.24 per diluted share in fiscal 2009. In fiscal 2008, the Company had net income attributable to common stockholders of $4,829,262 or $0.18 per diluted share.

Results of Operations

Fiscal Year Ended September 30, 2009, ("2009") Compared to Fiscal Year Ended September 30, 2008 ("2008")

The Company had net revenues of $27,543,341 and net income attributable to common stockholders of $6,455,662 or $0.24 per diluted share in 2009 compared to net revenues of $25,634,126 and net income attributable to common stockholders of $4,829,262 or $0.18 per diluted share in 2008.

Net revenues increased $1,909,215, or 7 percent, in 2009 over the prior year, demonstrating growth in demand for Female Condoms. In 2009 and 2008, net revenue included royalties of $160,176 and $105,876, respectively, earned from licensing intellectual property to the Company's business partner in India, Hindustan Lifecare Limited.

Gross profit increased $2,788,017, or 26 percent, to $13,517,818 for 2009 from $10,729,801 for 2008. The increase was attributable to an increase in unit sales as well as the product mix, with a higher percentage of the more profitable second generation product, FC2.

Cost of sales decreased $878,802, or 6 percent, to $14,025,523 for 2009 from $14,904,325 for 2008. The decrease is due to an increase of lower-cost FC2 in the product mix.

Advertising and promotional expenses decreased $32,647 to $191,153 for 2009 from $223,800 for 2008. The decrease is due to the absence in 2009 of International AIDS Conference expenses, as the meeting is held biannually. In 2008, the expenditures included the International AIDS Conference held in Mexico City in August 2008.

Selling, general and administrative expenses decreased $31,949 to $7,006,111 in 2009 from $7,038,060 in 2008. The decrease is due to lower investor relations and Sarbanes-Oxley-related consulting fees, somewhat offset by higher costs of stock-based incentive programs.

Research and development costs decreased $178,300 to $105,916 in 2009 from $284,216 in 2008. The costs in 2008 were related to the preparation and support of the Premarket Approval (PMA) for FC2, while 2009 costs are related to final packaging design following FDA approval.

In fiscal 2009, the Company incurred a one-time charge of $1,496,624 for restructuring costs related to the cessation of FC1 manufacturing at its UK facility. The total includes mandatory payments to individuals whose jobs were made redundant, costs of legal and human relations consulting, loss of production efficiency during the evaluation period and a write-down for obsolete FC1 inventory components.

Total operating expenses increased $1,253,728 to $8,799,804 in 2009 from $7,546,076 in 2008 as a result of the one-time restructuring costs.

The Company's operating income increased $1,534,289 to $4,718,014 in 2009 from $3,183,725 in 2008 due to the improved gross profit partially offset by an increase in operating expenses, primarily the one-time restructuring costs of $1,496,624. Exclusive of the one-time restructuring costs, operating income increased 95 percent in fiscal 2009 to $6,214,638, from $3,183,725 in fiscal 2008. Operating income exclusive of the one-time restructuring costs constitutes non-GAAP financial information. See discussion of "Non-GAAP Financial Information" below.

Following is a reconciliation of the non-GAAP financial measure of operating income exclusive of restructuring charge to the nearest GAAP financial measure of operating income for the years ended September 30, 2009, and 2008.

Years Ended September 30	**2009**	2008
Operating income exclusive of restructuring charge	$ 6,214,638	$ 3,183,725
Less: Restructuring charge	$ 1,496,624	—
Operating income	**$ 4,718,014**	**$ 3,183,725**

The Company recorded nonoperating income of $332,097 in 2009 compared to nonoperating income of $1,020,181 in 2008. This was primarily attributable to a significant gain on foreign currency of $966,736 in 2008, compared to a comparatively modest gain of $276,113 in fiscal 2009. The financial statements of the Company's international subsidiaries are translated into US dollars using the exchange rate at each balance sheet date for assets and liabilities, the historical exchange rate for stockholders' equity and a weighted average exchange rate for each period for revenues, expenses and gains and losses. Translation adjustments on intercompany trade accounts are recorded in earnings as the local currency is the functional currency. Assets located outside the United States totaled approximately $8,700,000 and $7,500,000 at September 30, 2009 and 2008, respectively.

An entity is able to recognize a tax benefit for current or past losses when it can demonstrate that the tax loss carryforward will be utilized before expiration. Management believes that the Company's recent and projected future growth and profitability has made it more likely than not that the Company will utilize a portion of its net operating carryforwards in the future. The Company has recorded a tax benefit in the amount of $1,600,000 (gross tax benefit) during the year ended September 30, 2009, compared to $775,000 for the year ended September 30, 2008, as a result of the decrease in the valuation allowance on these assets.

Non-GAAP Financial Information

This section includes non-GAAP financial information, specifically operating income exclusive of the restructuring charge of $1,496,624. Management believes that the presentation of this non-GAAP financial measure provides useful information to investors because this information may allow investors to better evaluate ongoing business performance and certain components of the Company's results. In addition, because the restructuring charge related to a nonrecurring event in the fourth quarter of fiscal 2009, the Company believes that the presentation of this non-GAAP financial measure enhances an investor's ability to make period-to-period comparisons of the Company's operating results. This information should be considered in addition to the results presented in accordance with GAAP, and should not be considered a substitute for the GAAP results.

Factors That May Affect Operating Results and Financial Condition

The Company's future operating results and financial condition are dependent on the Company's ability to increase demand for the FC2 Female Condom and to cost-effectively manufacture it in sufficient quantities to meet demand. Inherent in this process are a number of factors that the Company must successfully manage in order to achieve favorable future results and improve its financial condition.

Reliance on a Single Product

The Company expects to derive the vast majority, if not all, of its future revenues from the FC2 Female Condom, its sole current product. While management believes the global potential for the FC2 Female Condom is significant, the ultimate level of consumer demand around the world is not yet known.

Distribution Network

The Company's strategy is to develop a global distribution network for FC2 by entering into partnership arrangements with financially secure companies with appropriate marketing expertise. This strategy has resulted in numerous in-country distributions in the public sector, particularly in Africa, Latin America and India. The Company has also entered into several partnership agreements for the commercialization of the FC Female Condoms (FC1 and FC2) in consumer sector markets around the world. However, the Company is dependent on country governments, global donors, as well as US municipal and state public health departments to continue AIDS/HIV/STI prevention programs that include FC2 as a component of such programs. The Company's commercial market penetration is dependent on its ability to identify appropriate business partners who will effectively market and distribute FC2 within its contractual territory. Failure by the Company's partners to successfully market and distribute the FC2 Female Condom or failure of donors and/or country governments to establish and sustain HIV/AIDS prevention programs which include distribution of Female Condoms, the Company's inability to secure additional agreements with global AIDS prevention organizations, or the Company's inability to secure agreements in new markets, either in the public or private sectors, could adversely affect the Company's financial condition and results of operations.

Inventory and Supply

All of the key components for the manufacture of the FC2 Female Condom are essentially available from either multiple sources or multiple locations within a source.

Global Market and Foreign Currency Risks

The Company manufactured FC1 in a leased facility located in London, England, and manufactures FC2 in a leased facility located in Malaysia. Although a material portion of the Company's future sales are likely to be in foreign markets, FC2 sales are denominated in US dollars only. Manufacturing costs are subject to normal currency risks associated with changes in the exchange rate of the Malaysian ringgit relative to the US dollar.

On an ongoing basis, management continues to evaluate its commercial transactions and is prepared to employ currency hedging strategies when it believes such strategies are appropriate. Such factors may adversely affect the Company's results of operations and financial condition.

Government Regulation

The FC2 Female Condoms are subject to regulation by the FDA pursuant to the Federal Food, Drug and Cosmetic Act (the "FDC Act"), and by other state and foreign regulatory agencies. Under the FDC Act, medical devices must receive FDA clearance before they can be sold. FDA regulations also require the Company to adhere to certain current "Good Manufacturing Practices," which include testing, quality control and documentation procedures. The Company's compliance with applicable regulatory requirements is monitored through periodic inspections by the FDA. The failure to comply with applicable regulations may result in fines, delays or suspensions of clearances, seizures or recalls of products, operating restrictions, withdrawal of FDA approval and criminal prosecutions. The Company's operating results and financial condition could be materially adversely affected in the event of a withdrawal of approval from the FDA.

Liquidity and Sources of Capital

In fiscal 2009, the Company's operations generated cash of $5.7 million primarily due to higher net income and the timing of accounts receivable collections. In fiscal 2008, the Company generated $4.2 million in positive cash flow from operations. In fiscal 2009, investing activities used $1.5 million, primarily in purchasing fixed assets. Financing activities used a net of $3.2 million, as $3.8 million was used to repurchase stock, $0.7 million was generated by stock option and warrant exercises, and $0.1 million was used for preferred dividend and capital lease payments. Cash flows from operations, investing activities and financing activities, together with a $0.1 million negative currency exchange rate impact, resulted in a positive net cash flow of $0.9 million in fiscal 2009.

At September 30, 2009, the Company had working capital of $9.2 million and stockholders' equity of $13.0 million compared to working capital of $9.2 million and stockholders' equity of $9.7 million as of September 30, 2008.

In March 2009, the Company announced plans to expand FC2 manufacturing capacity at its Malaysia manufacturing facility by 150 percent. Now completed, the expansion increased capacity from approximately 30 million units annually to approximately 75-80 million units annually. The Company self-funded the expansion from existing cash and cash generated from operations.

The Company believes its current cash position is adequate to fund operations of the Company in the near future, although no assurances can be made that such cash will be adequate. However, the Company may sell equity securities to raise additional capital and may borrow funds under its Heartland Bank credit facility.

The Company renewed two revolving notes with Heartland Bank, which will expire July 1, 2010, that allow the Company to borrow up to $1,500,000. These notes were extended under the same terms as the initial notes dated May 19, 2004, with the exception of the interest rate which has been reduced to base rate plus 0.5 percent, with an interest rate minimum of 6 percent. No new warrants were issued as part of the extension of these notes. These notes are collateralized by substantially all of the assets of the Company. No amounts were outstanding under the revolving notes at September 30, 2009.

As of December 10, 2009, the Company had approximately $4.2 million in cash, net trade accounts receivable of $3.1 million and current trade accounts payable of $0.4 million. Presently, the Company has no required debt service obligations.

Impact of Inflation and Changing Prices

Although the Company cannot accurately determine the precise effect of inflation, the Company has experienced increased costs of product, supplies, salaries and benefits, and increased general and administrative expenses. In 2008 and 2009 the Company has, where possible, increased selling prices to offset such increases in costs.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
The Female Health Company

We have audited the accompanying consolidated balance sheets of The Female Health Company and Subsidiaries, as of September 30, 2009 and 2008, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Female Health Company and Subsidiaries as of September 30, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with US generally accepted accounting principles.

We were not engaged to examine management's assessment of the effectiveness of The Female Health Company and Subsidiaries' internal control over financial reporting as of September 30, 2009, included in the accompanying Controls and Procedures and, accordingly, we do not express an opinion thereon.

McGladrey & Pullen, LLP

Chicago, Illinois
December 17, 2009

Consolidated Balance Sheet

Years Ended September 30	2009	2008
ASSETS		
CURRENT ASSETS		
Cash	$ 2,810,197	$ 1,922,148
Restricted cash	105,074	211,873
Accounts receivable, net of allowance for doubtful accounts 2009 $40,000 and 2008 $53,000	7,806,007	6,810,050
Income tax receivable	68,106	—
Inventories	1,203,063	1,322,652
Prepaid expenses and other current assets	429,602	414,040
Deferred income taxes	2,181,000	1,600,000
Total Current Assets	**14,603,049**	**12,280,763**
OTHER ASSETS	87,621	55,330
	87,621	**55,330**
EQUIPMENT, FURNITURE AND FIXTURES		
Equipment not yet in service	166,226	—
Equipment, furniture and fixtures	7,037,099	6,046,283
	7,203,325	**6,046,283**
Less accumulated depreciation and amortization	(4,381,709)	(4,551,638)
	2,821,616	**1,494,645**
Deferred income taxes	1,028,149	—
TOTAL ASSETS	**$ 18,540,435**	**$ 13,830,738**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 602,196	$ 621,115
Accrued expenses and other current liabilities	3,017,761	2,385,540
Restructuring accrual	1,116,911	—
Deferred gain on sale of facility	657,605	—
Preferred dividends payable	—	25,068
Total Current Liabilities	**5,394,473**	**3,031,723**
Obligations under capital leases	34,428	49,597
Deferred gain on sale of facility	—	836,733
Deferred grant income	157,143	203,483
Total Liabilities	**5,586,044**	**4,121,536**
STOCKHOLDERS' EQUITY		
Convertible preferred stock, Class A Series 1, par value $.01 per share; Authorized 5,000,000 shares; no shares issued and outstanding in 2009 and 2008	—	—
Convertible preferred stock, Class A Series 3, par value $.01 per share; Authorized 700,000 shares; no shares issued and outstanding in 2009; 307,602 shares issued and outstanding in 2008	—	3,076
Convertible preferred stock, Class B, par value $.50 per share; Authorized 15,000 shares; no shares issued and outstanding in 2009 and 2008	—	—
Common stock, par value $.01 per share; Authorized 38,500,000 shares; issued 28,382,766 and 27,112,908 shares, and 26,538,961 and 26,271,908 outstanding in 2009 and 2008, respectively	283,828	271,129
Additional paid-in capital	66,395,902	65,366,130
Accumulated other comprehensive loss	(581,519)	(162,705)
Accumulated deficit	(47,143,309)	(53,598,971)
Treasury stock, at cost, 1,843,805 and 841,000 shares of common stock in 2009 and 2008, respectively	(6,000,511)	(2,169,457)
Total Stockholders' Equity	**12,954,391**	**9,709,202**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 18,540,435**	**$ 13,830,738**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

Years Ended September 30	**2009**	2008
PRODUCT SALES	$ 27,383,165	$ 25,528,250
ROYALTY INCOME	160,176	105,876
NET REVENUES	**27,543,341**	**25,634,126**
COST OF SALES	14,025,523	14,904,325
GROSS PROFIT	**13,517,818**	**10,729,801**
OPERATING EXPENSES:		
Advertising and promotion	191,153	223,800
Selling, general and administrative	7,006,111	7,038,060
Research and development	105,916	284,216
Restructuring costs	1,496,624	—
Total Operating Expenses	**8,799,804**	**7,546,076**
OPERATING INCOME	**4,718,014**	**3,183,725**
NONOPERATING INCOME:		
Interest and other income	55,984	53,445
Foreign currency transaction gain	276,113	966,736
Total Nonoperating Income	**332,097**	**1,020,181**
INCOME BEFORE INCOME TAXES	**5,050,111**	**4,203,906**
Income tax benefit	(1,485,268)	(762,862)
NET INCOME	**6,535,379**	**4,966,768**
Preferred dividends, Class A, Series 1	—	8,397
Preferred dividends, Class A, Series 3	79,717	129,109
NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 6,455,662	$ 4,829,262
NET INCOME PER BASIC COMMON SHARES OUTSTANDING	$ 0.25	$ 0.18
BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	25,651,915	26,116,499
NET INCOME PER DILUTED COMMON SHARE OUTSTANDING	$ 0.24	$ 0.18
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	27,806,832	27,983,263

See Notes to Consolidated Financial Statements.

Years Ended September 30, 2009 and 2008

	Class A Series 1 Preferred Stock	Class A Series 3 Preferred Stock	Preferred Stock Class B	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Cost of Treasury Stock	Total
BALANCE AT SEPTEMBER 30, 2007 (balance forwarded)	**$ 560**	**$ 4,734**	**$ —**	**$ 264,379**	**$ 64,954,610**	**$ 1,051,156**	**$ (58,428,233)**	**$ (399,747)**	**$ 7,447,459**
Share-based compensation	—	—	—	800	264,002	—	—	—	264,802
Amortization of unearned consulting fees	—	—	—	—	57,000	—	—	—	57,000
Issuance of 290,000 shares of Common Stock for Warrants exercised	—	—	—	2,900	419,600	—	—	—	422,500
Issuance of 291,000 shares of Common Stock for options exercised	—	—	—	2,910	299,340	—	—	—	302,250
Issuance of 14,000 shares of Common Stock and cash payment for 42,000 shares for redemption 56,000 shares preferred stock Class A, Series 1	(560)	—	—	140	(104,580)	—	—	—	(105,000)
Repurchase 165,773 shares preferred stock Class A, Series 3	—	(1,658)	—	—	(523,842)	—	—	—	(525,500)
Stock repurchase – 667,600 Treasury Shares	—	—	—	—	—	—	—	(1,769,710)	(1,769,710)
Preferred Stock dividends	—	—	—	—	—	—	(137,506)	—	(137,506)
Comprehensive income:									
Net income	—	—	—	—	—	—	4,966,768	—	4,966,768
Foreign currency translation adjustment	—	—	—	—	—	(1,213,861)	—	—	(1,213,861)
COMPREHENSIVE INCOME									3,752,907
BALANCE AT SEPTEMBER 30, 2008	**$ —**	**$ 3,076**	**$ —**	**$ 271,129**	**$ 65,366,130**	**$ (162,705)**	**$ (53,598,971)**	**$ (2,169,457)**	**$ 9,709,202**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Years Ended September 30, 2009 and 2008

	Class A Series 3 Preferred Stock	Class A Series 1 Preferred Stock	Preferred Stock Class B	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Cost of Treasury Stock	Total
BALANCE AT SEPTEMBER 30, 2008 (balance forwarded)	**$ 3,076**	**$ —**	**$ —**	**$ 271,129**	**$ 65,366,130**	**$ (162,705)**	**$ (53,598,971)**	**$ (2,169,457)**	**$ 9,709,202**
Share-based compensation	—	—	—	1,733	297,430	—	—	—	299,163
Issuance of 67,524 shares of Common Stock upon Warrants cashless exercised	—	—	—	675	(675)	—	—	—	—
Issuance of 400,000 shares of Common Stock upon exercise of Warrants	—	—	—	4,000	285,000	—	—	—	289,000
Issuance of 320,980 shares of Common Stock for option exercised	—	—	—	3,210	446,162	—	—	—	449,372
Issuance of 500 shares of Common Stock	—	—	—	5	1,855	—	—	—	1,860
Issuance of 307,604 shares of Common Stock upon conversion of 307,604 shares Preferred Stock S3	(3,076)	—	—	3,076	—	—	—	—	—
Stock repurchase – Total 1,002,805 Treasury Shares	—	—	—	—	—	—	—	(3,831,054)	(3,831,054)
Preferred Stock dividends	—	—	—	—	—	—	(79,717)	—	(79,717)
Comprehensive income:									
Net income	—	—	—	—	—	—	6,535,379	—	6,535,379
Foreign currency translation adjustment	—	—	—	—	—	(418,814)	—	—	(418,814)
COMPREHENSIVE INCOME									**6,116,565**
BALANCE AT SEPTEMBER 30, 2009	**$ —**	**$ —**	**$ —**	**$ 283,828**	**$ 66,395,902**	**$ (581,519)**	**$ (47,143,309)**	**$ (6,000,511)**	**$ 12,954,391**

See Notes to Consolidated Financial Statements.

Years Ended September 30	**2009**	2008
OPERATIONS		
Net income	$ 6,535,379	$ 4,966,768
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	268,382	217,085
Amortization of deferred gain on sale and leaseback of building	(88,367)	(112,512)
Amortization of deferred income from grant - BLCF	(24,198)	(23,466)
Provision for obsolete inventory	53,028	(15,100)
Provision for bad debts	(7,758)	9,878
Interest added to certificate of deposit	(2,709)	(2,586)
Amortization of unearned consulting fees	—	57,000
Share-based compensation	373,776	264,802
Deferred income taxes	(1,597,552)	(775,000)
Loss on disposal of fixed assets	6,739	6,288
Changes in operation assets and liabilities:		
Accounts receivable	(1,287,103)	(1,158,701)
Income tax receivable	(66,369)	—
Inventories	(72,259)	(110,081)
Prepaid expenses and other assets	(48,795)	134,823
Accounts payable	44,476	(94,241)
Accrued expenses and other current liabilities	1,660,444	879,441
Net cash provided by operating activities	**5,747,114**	**4,244,398**
INVESTING ACTIVITIES		
Decrease (increase) in restricted cash	106,799	(125,438)
Proceeds from disposal of fixed assets	32,079	13,859
Capital expenditures	(1,643,593)	(347,602)
Net cash used in investing activities	**(1,504,715)**	**(459,181)**
FINANCING ACTIVITIES		
Payment on capital lease obligations	(39,448)	(36,499)
Proceeds from exercise of stock options	449,372	302,250
Proceeds from exercise of common stock warrants	289,000	422,500
Redemption and repurchase of preferred stock	—	(630,500)
Proceeds from issuance of common stock	1,860	—
Purchases of common stock for treasury shares	(3,831,054)	(1,769,710)
Dividends paid on preferred stock	(104,785)	(165,463)
Net cash used in financing activities	**(3,235,055)**	**(1,877,422)**
Effect of exchange rate changes on cash	(119,295)	(785,068)
Net increase in cash	**888,049**	**1,122,727**
Cash at beginning of year	1,922,148	799,421
CASH AT END OF YEAR	**$ 2,810,197**	**$ 1,922,148**

Schedule of noncash financing and investing activities:		
Preferred dividends declared	$ —	$ 25,068
Reduction of accrued expense upon issuance of shares	72,688	76,516
Capital lease obligations incurred for the purchase of equipment	45,808	103,559
Foreign currency translation adjustment	(418,814)	(1,213,861)
Income tax paid	133,914	42,564
Fixed asset additions in accounts payable at year end	86,104	—

Note 1. Nature of Business and Significant Accounting Policies

Principles of consolidation and nature of operations: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, The Female Health Company-UK, and its wholly owned subsidiaries, The Female Health Company–UK, plc and The Female Health Company (M) SDN. BHD. All significant intercompany transactions and accounts have been eliminated in consolidation. The Female Health Company ("FHC" or the "Company") is currently engaged in the marketing, manufacture and distribution of a consumer health care product, the Female Condom. The original female condom is known as the "FC Female Condom" in the United States, and "femidom" or "femy" outside the United States; the second generation product is known as FC2 throughout the world. The Female Health Company–UK, is the holding company of The Female Health Company–UK, plc, which is located in a 40,000-square-foot leased manufacturing facility located in London, England. The Female Health Company (M) SDN.BHD leases a 16,000-square-foot manufacturing facility located in Selangor D.E., Malaysia.

The Company's standard credit terms vary from 30 to 90 days, depending on the class of trade and customary terms within a territory, so accounts receivable is affected by the mix of purchasers within the quarter. As is typical in the Company's business, extended credit terms may occasionally be offered as a sales promotion. For the past 12 months, the Company's average days sales outstanding has averaged approximately 75 days. Over the past five years, the Company's bad debt expense has been less than .01 percent of sales.

Use of estimates: The preparation of financial statements requires management to make estimates and use assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Significant accounting estimates include the allowance for doubtful accounts, reserve for inventory obsolescence, estimated useful lives of fixed assets, deferred income tax valuation allowance and value of equity-based compensation.

Cash concentration: The Company's cash is maintained primarily in three financial institutions, one located in Clayton, Missouri, one located in London, England, and the other in Kuala Lumpur, Malaysia.

Accounts receivable and concentration of credit risk: Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a periodic basis. As of September 30, 2009, the $7,806,007 accounts receivable balance was comprised of $7,534,290 trade receivables and $271,717 other receivables, compared to an accounts receivable balance of $6,810,050 as of September 30, 2008, which was comprised of $6,351,493 trade receivables and $458,557 other receivables. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Management also periodically evaluates individual customer receivables and considers a customer's financial condition, credit history and the current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The Company's customers are primarily governments, ministries of health and large global agencies which purchase and distribute the Female Condom for use in HIV/AIDS prevention programs. In fiscal year 2009, significant customers were John Snow, Inc., facilitator of USAID I DELIVER project (34 percent of unit sales) and UNFPA (25 percent of unit sales). No other single customer accounted for more than 10 percent of unit sales in fiscal 2009.

Inventories: Inventories are valued at the lower of cost or market. The cost is determined using the first-in, first-out (FIFO) method. Inventories are also written down for management's estimates of product which will not sell prior to its expiration date. Write-downs of inventories establish a new cost basis which is not increased for future increases in the market value of inventories or changes in estimated obsolescence.

Foreign currency translation and operations: The financial statements of the Company's international subsidiaries are translated into US dollars using the exchange rate at each balance sheet date for assets and liabilities, the historical exchange rate for stockholders' equity and a weighted average exchange rate for each period for revenues, expenses and gains and losses. Translation adjustments are recorded as a separate component of stockholders' equity as the local currency is the functional currency. Assets located outside of the United States totaled approximately $8,700,000 and $7,500,000 at September 30, 2009 and 2008, respectively.

Equipment and furniture and fixtures: Depreciation and amortization are computed using primarily the straight-line method. Depreciation and amortization are computed over the estimated useful lives of the respective assets which range as follows:

Equipment	5-10 years
Office equipment	3 years
Furniture and fixtures	7-10 years

Depreciation on leased assets is computed over the lesser of the remaining lease term or the estimated useful lives of the assets. Depreciation on leased assets is included with depreciation on owned assets.

Patents and trademarks: FC2 patents have been issued in Europe, Canada, Australia, South Africa and the People's Republic of China. Patent applications for FC2 are pending in the United States and in other countries around the world through the Patent Cooperation Treaty. The applications cover the key aspects of the second generation Female Condom, including its overall design and manufacturing process.

The Company has the registered trademark "FC2 Female Condom" in the United States. The Company has also secured, or applied for, 12 trademarks in 22 countries to protect the various names and symbols used in marketing the product around the world. These include "femidom" and "femy," "Reality" and others. The new patents were expensed when incurred.

Financial instruments: On October 1, 2008, the Company adopted a new accounting standard, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. However, the Financial Accounting Standards Board (FASB) provided a one-year deferral in November 2007 which deferred the effective date of this standard until the beginning of the 2010 fiscal year, as it relates to fair value measurement requirements for nonfinancial assets and liabilities that are not remeasured at fair value on a recurring basis. The Company determined that the adoption of this standard did not have a material effect on its consolidated financial statements.

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

- Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.
- Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
- Level 3: Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

The Company currently does not have any assets measured at fair value on a recurring basis. Substantially all of the Company's cash and cash equivalents, as well as restricted cash, are held in demand deposits, including money market accounts, with its bank. The Company has no financial instruments for which the carrying value is materially different than fair value.

Research and development costs: Research and development costs are expensed as incurred. The amount of costs expensed for the years ended September 30, 2009 and 2008, was approximately $106,000 and $284,000, respectively.

Restricted cash: Restricted cash relates to security provided to one of the Company's UK banks for performance bonds issued in favor of customers. Such security has been extended infrequently and only on occasions where it has been a contract term expressly stipulated as an absolute requirement by the funds' provider. The expiration of the bond is defined by the completion of the event such as, but not limited to, delivery of goods or at a period of time after product has been distributed.

Revenue recognition: The Company recognizes revenue from product sales when each of the following conditions has been met: an arrangement exists, delivery has occurred, there is a fixed price and collectability is reasonably assured. The Company also derives revenue from licensing its intellectual property under an agreement with its business partner, Hindustan Lifecare Limited. Such revenue appears as royalty income on the Consolidated Statements of Income for the years ended September 30, 2009 and 2008, and is recognized in the period in which the sale is made by Hindustan Lifecare Limited.

Deferred grant income: The Company received grant monies from the British Linkage Challenge Fund to help the Company defray certain expenses and the cost of capital expenditures related to a project. The underlying project related to the development of a linkage between the UK subsidiary and Hindustan Lifecare Limited, in India, to do end-stage manufacturing of the Female Condom and develop the market for the product in that country. The grant received was split between the Company and Hindustan Lifecare Limited pro-rata to their respective expenditure on the project. The Company utilized the general precepts of US GAAP and the principles of matching and conservatism to determine how to account for the grant monies received. The Company also utilized the guidance of International Accounting Standard No. 20 – Accounting for Government Grants and Disclosure of Government Assistance to further support the Company's accounting treatment of the grant received. The Company allocated its share of the grant monies to capital and expense pro-rata to the respective cost allocated to the project. Grant proceeds for expenses were credited to income in the quarter incurred. Grant proceeds for capital expenditure were deferred and released to income in line with the depreciation of the relevant assets.

Share-based compensation: The Company accounts for stock-based compensation expense for equity awards exchanged for employee services over the vesting period based on the grant-date fair value.

Advertising: The Company's policy is to expense advertising and promotion costs as incurred.

Income taxes: The Company files separate income tax returns for its foreign subsidiaries. Accounting Standards Codification (topic 740) requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also provided for carryforwards for income tax purposes. In addition, the amount of any future tax benefits is reduced by a valuation allowance to the extent such benefits are not expected to be realized.

Earnings per share (EPS): Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants and upon restrictions lapsing on restricted shares, for all periods. In fiscal 2008, dilutive potential common shares also consisted of the incremental common shares issuable upon conversion of convertible preferred shares. All convertible preferred shares were converted to common shares in fiscal 2009.

Other comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as foreign currency translation adjustments, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Over the years, the US parent company financed the operations of its UK subsidiaries through an intercompany loan with The Female Health Company-UK, plc., which is eliminated upon consolidation. The Company had designated the intercompany loan to be long-term in nature. Further, the Company follows the guidance of Accounting Standards Codification (topic 830) when translating the subsidiary's balance sheet for consolidation purposes, which states that gains and losses on intercompany foreign currency transactions that are of a long-term investment nature (that is, settlement is not planned or anticipated in the foreseeable future) would not be included in the computation of net income when the entities to the transaction are consolidated.

In December 2008, a long-term intercompany loan from the US parent to the UK subsidiary in the amount of $3,572,733 was retired in exchange for a reduction in the intercompany trade accounts payable to the UK subsidiary from the US parent company. The settlement of this long-term intercompany loan resulted in a foreign currency translation loss of approximately $135,000 which is recognized as a decrease to accumulated other comprehensive income. Translation adjustments on intercompany trade accounts are recorded in earnings as the local currency is the functional currency.

The US parent company routinely purchases inventory produced by its UK and Malaysia subsidiaries, and the UK entity purchases inventory produced by its Malaysia subsidiary, for sale to its customers. This intercompany trade account is eliminated in consolidation. The Company's policy and intent is to settle the intercompany trade account on a current basis, and as such, translation gains and losses are recognized in the consolidated statement of income. Included in foreign currency transaction gains is approximately $302,000 and $551,000 of translation gains on the intercompany trade account for the years ended September 30, 2009 and 2008, respectively, which fluctuate based on the timing of inventory purchases as well as variability in exchange rates.

Subsequent events: In May 2009, the FASB issued a new accounting standard, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this standard sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. Management has evaluated all events or transactions that occurred after September 30, 2009, up through December 17, 2009, the date these financial statements were issued. During this period the Company did not have other material recognizable subsequent events.

Reclassification: Certain items in the financial statements for the year ended September 30, 2008, have been reclassified to be consistent with the presentation shown for the year ended September 30, 2009.

Note 2. Earnings per Share

Basic EPS is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding for the period. In the diluted earnings-per-share calculation, the numerator is the sum of net income attributable to common stockholders and preferred dividends. Diluted EPS is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants and unvested shares granted to employees. In fiscal 2008, dilutive potential common shares also consist of the incremental common shares issuable upon conversion of convertible preferred shares.

Years Ended September 30	**2009**	2008
Denominator:		
Weighted average common shares outstanding-basic	25,651,915	26,116,499
Net effect of dilutive securities:		
Options	1,405,169	755,600
Warrants	526,566	757,060
Convertible preferred stock	—	307,604
Unvested restricted shares	223,182	46,500
Total net effect of dilutive securities	2,154,917	1,866,764
Weighted average common shares outstanding - diluted	27,806,832	27,983,263
Income per common share-basic	**$ 0.25**	**$ 0.18**
Income per common share-diluted	**$ 0.24**	**$ 0.18**

Note 3. Inventories

The components of inventory consist of the following at September 30, 2009 and 2008:

Years Ended September 30	**2009**	2008
Raw material	$ 519,046	$ 910,130
Work in process	305,778	135,020
Finished goods	474,239	323,502
Inventory, gross	1,299,063	1,368,652
Less: inventory reserves	(96,000)	(46,000)
Inventory, net	**$ 1,203,063**	**$ 1,322,652**

Note 4. Notes Payable and Long-Term Debt

Presently, the Company has two revolving notes with Heartland Bank that allow the Company to borrow up to $1,500,000. These notes, which expire July 1, 2010, were extended under the same terms as the initial notes dated May 19, 2004, with the exception of the interest rate which has been reduced to base rate plus 0.5 percent, with an interest rate minimum of 6 percent. No new warrants were issued as part of the extension of these notes. These notes are collateralized by substantially all of the assets of the Company. No amounts were outstanding under the revolving notes at September 30, 2009 and 2008.

Note 5. Operating Leases, Rental Expense and Subsequent Event

The Company's corporate headquarters is located in 5,100 square feet of leased office space in Chicago, Illinois. The lease, which expires October 31, 2011, requires monthly payments of $6,882 plus real estate taxes, utilities, and maintenance expenses.

On December 10, 1996, the Company entered into what is in essence a sale and leaseback agreement with respect to its 40,000-square-foot manufacturing facility located in London, England. The Company received $3,365,000 (£1,950,000) for leasing the facility to a third party for a nominal annual rental charge and for providing the third party with an option to purchase the facility for one pound during the period December 2006 to December 2027. As part of the same transaction, the Company entered into an agreement to lease the facility back from the third party for base rents of $460,399 (£296,725) per year payable quarterly until 2016. The lease was renewable through December 2027. The Company was also required to make an initial security deposit of $483,168 (£268,125) which has been reduced to $151,281 (£97,500) and is included in accounts receivable in the consolidated balance sheet at September 30, 2009, because the deposit was returned to the Company in fiscal year 2010. The facility had a net book value of $1,398,819 (£810,845) on the date of the transaction. The $1,966,181 (£1,139,155) gain which resulted from this transaction is being recognized as short term as of September 30, 2009, due to the lease surrender that occurred in fiscal year 2010 and is discussed in the following paragraph. Unamortized deferred gain as of September 30, 2009 and 2008, was $657,605 (£413,017) and $836,733 (£469,969), respectively.

Subsequent to the fiscal year end, the Company entered into an agreement with the new owner of the property to surrender its existing UK facility lease, which would have expired in December 2016, in exchange for a surrender fee and a new short-term lease. On November 2, 2009, the Company entered into the new lease and related agreements. The rent of approximately $488,100 annually was deposited by the Company upon execution of the new agreement. Should the lease terminate in six months rather than 12, the Company would receive a refund of approximately $244,000. In connection with the new lease, the Company made an initial lease surrender payment of approximately $986,940. An additional lease surrender payment of approximately $493,470 will be due on or before February 2, 2010. From a cash-flow perspective, replacing the previous lease at this time eliminates future payments of approximately $4.3 million (for rent and related expenses) over the remaining term of the previous lease, producing a positive net impact of $2.8 million (after deducting the lease surrender payments). The new lease expires on the earlier of (1) at least three months after the landlord provides a notice of termination, but in any event not before May 2, 2010, and (2) November 2, 2010. The lease buyout and other termination costs resulted in a one-time charge of approximately $1.7 million, net of the recognition of deferred gain on the sale of the facility of $658,000, which is being recognized as incurred in fiscal 2010. All property, plant and equipment which will be disposed of in fiscal 2010 is fully depreciated, so has no net book value.

In September 2007, the Company leased 16,000 square feet of manufacturing space in Selangor D.E., Malaysia. The lease term is for three years at a monthly rate of $6,735 and may be renewed for two additional three-year terms.

The Company also leases equipment under a number of lease agreements which expire at various dates between March 2009 and June 2013. The aggregate monthly rental was $4,406 at September 30, 2009.

Details of operating lease expense, including real estate taxes and insurance, are as follows:

Years Ended September 30	**2009**	2008
Operating lease expense:		
Factory and office leases	$ 871,235	$ 1,052,918
Other	52,872	23,038
	$ 924,107	**$ 1,075,956**

In fiscal year 2009 and 2008, the Company entered into several capital leases. Each of the leases has a 36-month term and requires monthly rentals of $3,964.

Future minimum payments under leases, including the effects of the lease arrangements that occurred subsequent to year end, consisted of the following as of September 30, 2009:

	Operating Leases	Capital Leases
2010	$ 649,936	$ 36,095
2011	89,317	23,929
2012	11,231	13,615
2013	2,974	—
Total minimum lease payments	**$ 753,458**	**73,639**
Less amounts representing interest		(8,150)
Present value of net minimum lease payments		65,489
Less current obligations		(31,061)
Long-term obligations		**$ 34,428**

Note 6. Income Taxes

The Company accounts for income taxes using the liability method, which requires the recognition of deferred tax assets or liabilities for the tax-effected temporary differences between the financial reporting and tax bases of assets and liabilities, and for net operating loss and tax credit carryforwards.

In evaluating the Company's ability to realize its deferred tax assets, management considers all available positive and negative evidence including past operating results and forecast of future taxable income. In determining future taxable income, management makes assumptions to forecast US federal, US state, and international operating income, the reversal of temporary differences and the implementation of any feasible and prudent tax-planning strategies. These assumptions require significant judgment regarding the forecasts of future taxable income, and are consistent with the forecasts used to manage the Company's business.

Although management uses the best information available, it is reasonably possible that the estimates used by the Company will be materially different from the actual results. These differences could have a material effect on the Company's future results of operations and financial condition.

A reconciliation of income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate to income before income taxes as of September 30, 2009, and 2008 is as follows:

Years Ended September 30	**2009**	2008
Income tax expense at statutory rates	$ 1,717,000	$ 1,429,000
State income tax, net of federal benefits	267,000	222,000
Effect of AMT expense	112,284	—
Nondeductible expenses	33,000	(76,000)
Effect of foreign income tax	—	12,138
Utilization of NOL carryforwards	(1,331,340)	(1,087,000)
Decrease in valuation allowance	(2,283,212)	(1,263,000)
Income tax benefit	**$ (1,485,268)**	**$ (762,862)**

As of September 30, 2009, the Company had federal and state net operating loss carryforwards of approximately $37,393,000 and $28,224,000, respectively, for income tax purposes expiring in years 2010 to 2028. The Company's UK subsidiary, The Female Health Company-UK, plc has UK net operating loss carryforwards of approximately $68,790,000 as of September 30, 2009, which can be carried forward indefinitely to be used to offset future UK taxable income. The Female Health Company-Malaysia has net operating loss carryforwards of approximately $352,000 as of September 30, 2009, which can be carried forward indefinitely to be used to offset future Malaysian taxable income.

The federal and state income tax provision (benefit) for the years ended September 30, 2009 and 2008, is summarized below:

Years Ended September 30	**2009**	2008
Deferred – US	$ (508,000)	$ (697,500)
Deferred – UK	(1,089,552)	(77,500)
Current – US	112,284	—
Current – Malaysia	—	12,138
Income Tax Benefit	**$ (1,485,268)**	**$ (762,862)**

Significant components of the Company's deferred tax assets and liabilities are as follows at September 30, 2009 and 2008:

Deferred tax assets:	**2009**	2008
Federal net operating loss carryforwards	$ 12,714,000	$ 14,144,000
State net operating loss carryforwards	2,258,000	1,771,000
AMT credit carryforward	103,000	—
Foreign net operating loss carryforwards – UK	19,261,000	23,907,000
Foreign capital allowance – UK	500,000	1,010,000
Foreign net operating loss carryforwards – Malaysia	99,149	104,000
Foreign capital allowance – Malaysia	559,000	—
Other, net	55,000	31,000
Gross deferred tax assets	35,549,149	40,967,000
Valuation allowance for deferred tax asset	(32,340,000)	(39,367,000)
Deferred income taxes	**$ 3,209,149**	**$ 1,600,000**

The deferred tax amounts have been classified in the accompanying consolidated balance sheets as follows:

Years Ended September 30	**2009**	2008
Current assets – US	$ 1,417,000	$ 1,440,000
Current assets – UK	764,000	160,000
Long-term assets – US	531,000	—
Long-term assets – UK	497,149	—
	$ 3,209,149	**$ 1,600,000**

The valuation allowance decreased by $2,283,212 (representing a reduction of $7,027,000 net of the effects of foreign currency translations of $4,743,788) and decreased by $1,263,000 (representing a reduction of $2,757,000 net of the effects of foreign currency translations of $1,494,000), for the years ended September 30, 2009 and 2008, respectively. Under the Internal Revenue Code, certain ownership changes, including the prior issuance of preferred stock, the Company's public offering of common stock and the exercise of common stock warrants and options may subject the Company to annual limitations on the utilization of its net operating loss carryforward. Under the Inland Revenue statutes, certain triggering events may subject the Company to limitations on the utilization of its net operating loss carryforward in the UK. As of September 30, 2009, management does not believe any limitations have occurred.

Accounting Standards Codification Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Topic 740 developed a two-step process to evaluate a tax position and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has not recorded a reserve for any tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company files tax returns in all appropriate jurisdictions. The open tax years are those years ending September 30, 2005, through September 30, 2008, which statutes expire in 2009-2012. The Internal Revenue Service is currently auditing the federal income tax return for 2008. The 2009 tax return has not been filed as of the date of this filing. As of September 30, 2009 and 2008, the Company has no recorded liability for unrecognized tax benefits.

The Company recognizes interest and penalties related to uncertain tax positions as income tax expense as incurred. No expense for interest and penalties was recognized for the years ended September 30, 2009 and 2008.

Note 7. Share-based Payments

In March 2008, the Company's shareholders approved the 2008 Stock Incentive Plan which will be utilized to provide equity opportunities and performance–based incentives to attract, retain and motivate those persons who make (or are expected to make) important contributions to the Company. A total of 2,000,000 shares are available for issuance under the plan. As of September 30, 2009, a total of 373,250 shares have been granted under the plan; 150,000 shares were in the form of stock options, all others were in the form of restricted stock or other share grants.

Stock Option Plans

Under the Company's previous share-based long-term incentive compensation plan, the 1997 Stock Option Plan, the Company granted nonqualified stock options to employees. There are no shares available for grant under the plan which expired on December 31, 2006. Options issued under that plan expire in 10 years and generally vested 1/36 per month, with full vesting after three years.

Compensation expense is recognized only for share-based payments expected to vest. The Company estimates forfeitures at the date of grant based on historical experience and future expectations. Stock compensation expense related to options for the years ended September 30, 2009 and 2008, was $77,776 and $56,470, respectively.

The Company did not grant any stock options for the year ended September 30, 2008. In May 2009, the Company granted 150,000 stock options to its independent board members under the 2008 Stock Incentive plan. The options vest evenly over 36 months, at a rate of 1/36 of the grant per month. The options have a 10-year life. The estimated forfeiture rate was 1.44 percent based on the Company's prior forfeiture history.

The table below outlines the weighted average assumptions for options granted during the year ended September 30, 2009.

Year Ended September 30, 2009	
Weighted average assumptions:	
Expected volatility	42.19%
Expected dividend yield	0%
Risk-free interest rate	3.06%
Expected term (in years)	6.5
Fair value of options granted	$ 1.83

During the year ended September 30, 2009, the Company used historical volatility of its common stock over a period equal to the expected life of the options to estimate their fair value. The dividend yield assumption is based on the Company's history and expectation of future dividend payouts on the common stock. The risk-free interest rate is based on the implied yield available on US treasury zero-coupon issues with an equivalent remaining term.

The expected term of the options represents the estimated period of time until exercise and is based on the simplified method. To value option grants for actual stock-based compensation, the Company used the Black-Scholes option valuation model. When the measurement date is certain, the fair value of each option grant is estimated on the date of grant and is based on the assumptions used for the expected stock price volatility, expected term, risk-free interest rates and future dividend payments.

Option Activity

The following table summarizes the stock options outstanding and exerciserable at September 30, 2009:

	Weighted Average			
	Number of Shares	Exercise Price Per Share	Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at September 30, 2007	**2,745,980**	**$ 1.37**		
Granted	—	—		
Exercised	(291,000)	1.04		
Forfeited	(15,000)	1.27		
Outstanding at September 30, 2008	**2,439,980**	**1.41**		
Granted	150,000	3.92		
Exercised	(320,980)	1.40		
Forfeited	—	—		
Outstanding at September 30, 2009	**2,269,000**	**$ 1.58**	**4.30**	**$ 7,884,000**
Exercisable on September 30, 2009	**2,135,667**	**$ 1.43**	**3.97**	**$ 7,734,000**

The aggregate intrinsic value in the table above is before income taxes, based on the Company's closing stock price of $5.05 on the last day of business for the period ended September 30, 2009. The total intrinsic value of options exercised during the years ended September 30, 2009 and 2008, was approximately $1,599,000 and $506,000, respectively.

Total unrecognized compensation cost for stock options as of September 30, 2009, was approximately $243,000. This compensation cost will be recognized over a weighted average period of 2.71 years. The deferred tax asset and realized tax benefit from stock options exercised and other share-based payments for the years ended September 30, 2009 and 2008, was not recognized, based on the Company's election of the "with and without" approach.

Restricted Stock

The Company issues restricted stock to employees and consultants. Such issuances may have vesting periods that range from one to three years or the issuances may be contingent on continued employment for periods that range from one to three years. In addition, the Company has issued stock awards to certain employees that contain vesting provisions or provide for future issuance contingent on continued employment.

A summary of the nonvested stock activity for fiscal 2009 and 2008 is summarized in the table below:

Nonvested awards summary:	Shares	Weighted Average Grant-Date Fair Value
Outstanding at September 30, 2007	113,333	$ 1.53
Stock Granted	46,500	2.32
Vested	(157,278)	1.75
Forfeited	—	—
Total Outstanding September 30, 2008	**2,555**	**$ 2.65**
Stock Granted	223,182	3.14
Vested	(100,913)	2.93
Cancelled	(5,235)	2.45
Total Outstanding September 30, 2009	**119,589**	**$ 3.16**

The Company recognized share-based compensation expense for restricted stock of approximately $296,000 ($147,000 of which is included in accrued expenses at September 30, 2009, since the related shares have not been issued) for the year ended September 30, 2009, and $265,000 for the year ended September 30, 2008. This expense is included in selling, general and administrative expenses for the respective periods.

As of September 30, 2009, there was approximately $378,000 of total unrecognized compensation cost related to nonvested restricted stock compensation arrangements granted under the incentive plans. This unrecognized cost will be recognized over the weighted average period of the next 1.75 years. The fair value of the shares that vested during the years ended September 30, 2009 and 2008, was $296,000 and $656,000, respectively.

Common Stock Purchase Warrants

The Company did not issue any common stock purchase warrants in either fiscal 2009 or fiscal 2008. In fiscal 2009, warrant holders exercised 490,000 warrants. The Company received $289,000 of proceeds from the exercise of these warrants. In fiscal 2008, warrant holders exercised 290,000 warrants and the Company received $422,000 in proceeds from the exercise of these warrants. The intrinsic value of warrants outstanding and exercisable at September 30, 2009, is $2,851,000. There is no unrecognized compensation cost related to warrants as of September 30, 2009.

At September 30, 2009, the following warrants were outstanding and exercisable:

	Number Outstanding
Warrants issued in connection with:	
Investor relations	110,000
Notes payable, related party	626,500
Total	**736,500**

Warrants Outstanding and Exercisable

Range of Exercise Prices	Number Outstanding and Exercisable at 9/30/09	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Aggregate Intrinsic Value
$0.40 - $0.50	14,000	1.39	$ 0.40	
$0.51 - $1.00	12,500	0.39	0.72	
$1.01 - $3.00	710,000	5.69	1.20	
	736,500	**5.52**	**$ 1.18**	**$ 2,851,000**

The aggregate intrinsic value in the table above is before taxes, based on the Company's closing price of $5.05 on the last day of business for the year ended September 30, 2009.

Note 8. Preferred Stock

Redemption of Class A Convertible Preferred Stock – Series 1

In May 2008, the Company elected to exercise its right to redeem all of the 56,000 outstanding shares of its Class A Convertible Preferred Stock – Series 1 (the "Series 1 Preferred Stock"), subject to the right of the holders to elect to convert their shares of Series 1 Preferred Stock into Common Stock in lieu of redemption. On the redemption dates in June 2008, 42,000 of the outstanding shares of Series 1 Preferred Stock were acquired by the Company pursuant to the redemption and cancelled and the remaining 14,000 outstanding shares of Series 1 Preferred Stock were converted into 14,000 shares of Common Stock and cancelled. The Series 1 Preferred Stock was subject to an 8 percent dividend, paid annually. The Company paid a redemption price per share equal to the liquidation value per share (which was $2.50 per share plus accrued and unpaid dividends) for the 42,000 shares that were redeemed. Shareholders who elected to convert received one common share for each share of Series 1 Preferred Stock plus accumulated dividends. The final unpaid dividends of $2,100 for the converted 14,000 shares of Series 1 Preferred Stock were paid in July 2008.

Repurchases and Conversion of Class A Convertible Preferred Stock – Series 3

The Company issued 473,377 shares of Class A Convertible Preferred Stock – Series 3 (the "Series 3 Preferred Stock") to 11 investors during February 2004 and received $1,500,602 in proceeds. Each share of Series 3 Preferred Stock is convertible at any time into one share of the Company's common stock. Holders of shares of the Series 3 Preferred Stock are entitled to cumulative dividends in preference to any dividend on the Company's common stock at the rate of 10 percent of the original issuance price ($3.17 per share) per annum, payable quarterly at the Company's option in cash or shares of the Company's common stock. If dividends are paid in shares of common stock, the dividend rate will be equal to 95 percent of the average of the closing sales prices of the common stock on the five trading days preceding the dividend reference date. The dividend reference date means January 1, April 1, July 1 and October 1 of each year. In the event of a liquidation or dissolution of the Company, the Series 3 Preferred Stock would have had priority over the Company's common stock and holders of any other series of preferred stock of the Company. The Company had the right to redeem any share of Series 3 Preferred Stock at any time that is after the second anniversary of the date of issuance of the share, provided that the redemption may not occur until the first day on or after the second anniversary of the date of issuance of such share in which the market value of the Company's common stock is at least 150 percent of the original issue price of $3.17 per share. The liquidation preference on the Series 3 Preferred Stock is $3.17 per share plus accrued and unpaid dividends.

In April 2008, the Company repurchased 150,000 shares of Series 3 Preferred Stock. The shares were repurchased at $3.17 per share for a total of approximately $475,000. In July 2008, the Company repurchased an additional 15,773 shares of Series 3 Preferred Stock for a total of approximately $50,000; the dividend of approximately $500 of this purchase was paid in October 2008. All of the shares were purchased at the same per share price at which they were sold to the shareholder, $3.17 per share. The repurchased preferred shares have been retired.

In February 2009, 31,546 shares of Series 3 Preferred Stock were converted to 31,546 shares of common stock. The shares have been retired.

On July 14, 2009, in accordance with the terms of the Series 3 Preferred Stock, the Company notified all of the holders of outstanding shares of Series 3 Preferred Stock that it was exercising its right to redeem all of the outstanding shares of Series 3 Preferred Stock on August 13, 2009. As of July 14, 2009, a total of 276,058 shares of Series 3 Preferred Stock were outstanding and subject to the redemption notice. The Company has the right to redeem the Series 3 Preferred Stock because, as of the close of the market on July 10, 2009, the Company's common stock has a closing price on the NASDAQ Capital Market of at least 150 percent of the $3.17 face amount of the Series 3 Preferred Stock for five consecutive days. Holders of outstanding shares of Series 3 Preferred Stock have the right to elect to convert all or part of their Series 3 Preferred Stock into shares of the Company's common stock by providing written notice of conversion to the Company on or before the redemption date. As of August 13, 2009, all the 276,058 outstanding shares of Series 3 Preferred Stock were converted to 276,058 shares of common stock. The shares have been retired. The final unpaid dividends of $10,548 were paid on August 20, 2009.

Note 9. Stock Repurchase Program

On January 17, 2007, the Company announced a Stock Repurchase Program under the terms of which up to one million shares of its common stock could be purchased during the subsequent 12 months. In late March 2008, the repurchase program was expanded up to a total of 2,000,000 shares to be acquired through December 31, 2009. In February 2009, the Company's board of directors further expanded the repurchase program to a maximum of 3,000,000 shares to be acquired through December 31, 2010. From the program's onset through September 30, 2009, the total number of shares repurchased by the Company is 1,843,805. The Stock Repurchase Program authorizes purchases in privately negotiated transactions as well as in the open market, and in October 2008 the Company's board of directors authorized repurchases in private transactions under the Stock Repurchase Program of shares issued under the Company's equity compensation plans to directors, employees and other service providers at the market price on the effective date of the repurchase request. The maximum repurchase for the remainder of calendar 2008 was a total of 62,500 shares or 6,250 shares per individual. No shares were repurchased under the amendment in calendar year 2008. Thereafter, total repurchases under this amendment are limited to an aggregate of 250,000 shares per calendar year and to a maximum of 25,000 shares annually per individual. Year-to-date purchases under this amendment for calendar 2009, as of September 30, 2009, were 152,644 shares.

Issuer Purchases of Equity Securities: Details of Treasury Stock Purchases to Date through September 30, 2009

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased As Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
January 1, 2007 – September 30, 2007	173,400	$ 2.12	173,400	826,600
October 1, 2007 – September 30, 2008	667,600	2.65	841,000	1,159,000
October 1, 2008 – September 30, 2009	1,002,805	3.82	1,843,805	1,156,195
Total	**1,843,805**	**$ 3.25**	**1,843,805**	**1,156,195**

Note 10. Employee Benefit Plans

Employee retirement plan:

The Company has a Simple Individual Retirement Account (IRA) plan for its employees. Employees are eligible to participate in the plan if their compensation reaches certain minimum levels and are allowed to contribute up to a maximum of $14,000 annual compensation to the plan. The Company has elected to match 100 percent of employee contributions to the plan up to a maximum of 3 percent of employee compensation for the years ended September 30, 2009 and 2008. Annual Company contributions were approximately $32,000 and $30,000 for 2009 and 2008, respectively.

Note 11. Industry Segments and Financial Information about Foreign and Domestic Operations

The Company currently operates primarily in one industry segment which includes the development, manufacture and marketing of consumer health care products.

The Company operates in foreign and domestic regions. Information about the Company's operations by geographic area is as follows (in thousands).

	Product Sales to External Customers		Long-Lived Assets	
Years Ended September 30	**2009**	2008	**2009**	2008
South Africa	$ 2,436 [2]	$ 4,302 [1]	$ —	$ —
Zimbabwe	8,909 [1][3]	4,084 [1]	—	—
United States	2,491	2,356	342	194
Brazil	1,157	2,239	—	—
Tanzania	1,141	1,460	—	—
Papua New Guinea	937	1,292	—	—
DR of Congo	883	*	—	—
Zambia	969	*	—	—
Netherlands	891	*	—	—
India	*	*	133	174
United Kingdom	*	*	214	171
Malaysia	*	*	2,220	1,011
Other	7,569	9,795	—	—
Total	**$ 27,383**	**$ 25,528**	**$ 2,909**	**$ 1,550**

* Less than 3 percent and 5 percent of total net sales in 2009 and 2008 respectively.

(1) Comprised of a single customer considered to be a major customer (exceeds 10 percent of net sales).

(2) This customer had approximately $401,000 of outstanding accounts receivable at September 30, 2009. All of the receivable was paid by the date of this filing.

(3). This customer had approximately $3,753,000 of outstanding accounts receivable at September 30, 2009. All of the receivable was paid by the date of this filing.

Note 12. Contingent Liabilities

The testing, manufacturing and marketing of consumer products by the Company entail an inherent risk that product liability claims will be asserted against the Company. The Company maintains product liability insurance coverage for claims arising from the use of its products. The coverage amount is currently $5,000,000 for FHC's consumer health care product.

Note 13. Restructuring Costs

On August 5, 2009, the Company announced to its UK employees that the Company would evaluate the future of its UK facility following the decision of two of its largest customers to switch their purchases from the first generation product, FC1, manufactured in the UK facility, to the second generation product, FC2, which is manufactured in Malaysia. As is required by British labor law, the Company went through an evaluation process, working in tandem with employee representatives, in which various manufacturing alternatives were considered. As the process failed to identify a satisfactory alternative, the facility's manufacturing operations ceased in October 2009, when the final FC1 orders were shipped. The evaluation process concluded in late November 2009, when employees received their termination payments.

In fiscal 2009, the Company incurred a one-time charge of $1,496,624 for restructuring costs related to the cessation of FC1 manufacturing at its UK facility. This was comprised of $1,116,911 redundancy and $379,713 other expenses.

Accrual at September 30, 2008	$ —
Provision of restructuring costs	1,496,624
Settlement	(379,713)
Accrual at September 30, 2009	**$ 1,116,911**

The Company evaluated, measured and recognized the restructure costs under the guidance of Accounting Standards Codification Topic 420. This standard addresses financial accounting and reporting for costs associated with exit or disposal activities.

All of the Company's other UK operations will continue without interruption. The functions include, but are not limited to, global sales and marketing of the Company's Female Condom, management and direction of Global Manufacturing Operations, management and direction of the Global Technical Support Team and product development.

Note 14. Recent Accounting Pronouncements

In December 2007, the FASB issued a new accounting standard which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The standard also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This standard is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008 (our Fiscal 2010). The Company does not believe this standard will have an effect on the Company's consolidated financial statements.

In December 2007, the FASB issued a new accounting standard related to accounting for business combinations using the acquisition method of accounting (previously referred to as the purchase method). This standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The standard also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. This standard is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008 (our Fiscal 2010). This standard will have an effect on the Company's consolidated financial statements for any business combinations the Company may enter into.

In March 2008, the FASB issued a new accounting standard which requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2008. The adoption of this standard is not expected to have a material effect on the Company's future reported financial position or results of operations.

Profile

The Female Health Company (FHC) manufactures, markets and sells the FC2 Female Condom. The FC2 Female Condom is currently the only FDA-approved and marketed product controlled by women that prevents both sexually transmitted infections (including HIV/AIDS) and unintended pregnancy.

FHC was created as a worldwide company in February 1996 with the purchase of Chartex Resources Ltd., the holder of exclusive worldwide rights to FC1. In October 2009, the Company completed the transition of its first generation product, FC1, to its second generation product, FC2, and production of FC1 ceased. Although FC1 production has ceased, the Company retains its ownership of certain worldwide rights to FC1, as well as various patents, regulatory approvals and other intellectual property related to FC1.

FC2 patents have been issued in Europe, Canada, Japan, Australia and South Africa. Patent applications for FC2 are pending in the United States and in other countries around the world through the Patent Cooperation Treaty. The applications cover the key aspects of the second generation Female Condom, including its overall design and manufacturing process.

The Company has registered the trademark "FC2 Female Condom" in the United States. The Company has also secured, or applied for, 12 trademarks in 22 countries to protect the various names and symbols used in marketing the product around the world. These include Reality®, Femidom®, Femy® and others.

Product

The FC2 Female Condom is designed for use by women to help prevent HIV/AIDS, other sexually transmitted infections and unintended pregnancy. The FC2 Female Condom is made of a nitrile polymer and manufactured in Malaysia and in India. FC2 has a soft, thin sheath which lines the vagina and covers the labia during intercourse; the condom is held in place with a soft ring at each end.

Clinical studies in the United States and Japan show that FC1 is 95 percent to 98 percent efficacious in protecting against pregnancy when used correctly and consistently. Studies have shown FC1 to be a highly effective barrier to the viruses and bacteria that cause sexually transmitted diseases, including HIV/AIDS. Studies have shown that FC2 is functionally equivalent to FC1.

FC2 was approved by the FDA as a Class III medical device in March 2009. In 2006, after a stringent scientific review, the World Health Organization (WHO) cleared FC2 for purchase by United Nations (UN) agencies. Since then, more than 40 million FC2 Female Condoms have been distributed in over 100 countries as of September 30, 2009. FC2 is commercially marketed directly to consumers in eight countries such as Brazil, France and India. FC2 became available in the United States in August 2009.

Corporate Information

Officers

O.B. Parrish
Chief Executive Officer

Donna Felch
Chief Financial Officer

Michael Pope
Vice President, U.K. and Malaysian Operations

William R. Gargiulo, Jr.
Vice President/Secretary (retired)

Mary Ann Leeper, Ph.D.
Senior Strategic Advisor

Janet Lee
Controller

Board of Directors

O.B. Parrish
Chairman of the Board
Chief Executive Officer
The Female Health Company
Chicago, Illinois

Mary Ann Leeper, Ph.D.
Senior Strategic Advisor
The Female Health Company
Chicago, Illinois

William R. Gargiulo, Jr.
Vice President/Secretary (retired)
The Female Health Company
Chicago, Illinois

David R. Bethune
Former Executive Chairman
Zila Pharmaceuticals, Inc.
Phoenix, Arizona

Stephen M. Dearholt
Partner
Insurance Processing Center
Milwaukee, Wisconsin

Mary Margaret Frank, Ph.D.
Associate Professor
University of Virginia
Darden Graduate School of Business
Charlottesville, Virginia

Michael R. Walton
President/Owner
Sheboygan County Broadcasting Co.
Milwaukee, Wisconsin

Richard E. Wenninger
Former Chairman
Wenninger Company Inc.
Milwaukee, Wisconsin

Other Shareholder Information

Corporate Headquarters
515 North State Street
Suite 2225
Chicago, Illinois 60654
312.595.9123

U.K. Global Operations
One Sovereign Park
Park Royal, London, England
NW107QP
011-44-208-965-2813

Manufacturing Locations
Cheras Jaya, Balakong
Selangor D.E., Malaysia

Hindustan Lifecare Limited
Plot 16-A/1, CSEZ
Kochi, 682037, India

Worldwide Web Addresses
www.femalehealth.com
www.femalecondom.org

E-mail Addresses
info@femalecondom.org
fhcinvestor@femalehealthcompany.com

Transfer Agent and Registrar
Computershare Investor Services
Chicago, Illinois

Independent Auditors
McGladrey & Pullen, LLP
Chicago, Illinois

Legal Counsel
Reinhart Boerner Van Deuren, s.c.
Milwaukee, Wisconsin

Stock Exchange Listing
The Female Health Company common shares have been traded on the NASDAQ Capital Markets under the trading symbol "FHCO" since June 9, 2009. From July 9, 2007 to June 8, 2009, the Company's common stock traded on the NYSE Amex under the symbol "FHC."

Inquiries
Shareholders, prospective investors, stockbrokers, financial analysts and other parties seeking additional information about The Female Health Company (including Securities and Exchange Commission Form 10-K and Quarterly Reports to Shareholders) should contact Investor Relations at 312.595.9123.

Send an e-mail request to:
fhcinvestor@femalehealthcompany.com

Or write to:

Investor Relations
Donna Felch
The Female Health Company
515 North State Street
Suite 2225
Chicago, Illinois 60654

The Female Health Company
515 North State Street
Chicago, Illinois 60654
www.femalehealth.com